UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                           (Amendment No.   3   )*
                                         -------



                          AMCON Distributing Company
                 --------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                 --------------------------------------------
                        (Title of Class of Securities)


                                   02341Q205
                              ------------------
                                (CUSIP Number)


                               December 31, 2007
           ------------------------------------------------------
           (Date of Event Which Requires Filing of the Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     / / Rule 13d-1(b)
     /x/ Rule 13d-1(c)
     / / Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.













CUSIP NO. 02341Q205
          ---------

(1)  Name of reporting person(s)   Timothy R. Pestotnik
                                --------------------------------------------
     I.R.S. identification no. of above persons (entities only) NOT REQUIRED
                                                                ------------

(2)  Check the appropriate box if a member of a          (a) / /
     group (SEE INSTRUCTIONS)                            (b) / /

(3)  SEC USE ONLY


(4)  Citizenship or place of organization    United States
                                          ----------------------------------

Number of shares beneficially owned by each reporting person with:

(5)  Sole voting power               2,200
                      ------------------------------------------------------

(6)  Shared voting power                 0
                        ----------------------------------------------------

(7)  Sole dispositive power          2,200
                           -------------------------------------------------

(8)  Shared dispositive power            0
                             -----------------------------------------------

(9)  Aggregate amount beneficially owned by each reporting person    2,200
                                                                  ----------

(10) Check if the aggregate amount in row (9) excludes certain shares   / /
      (SEE INSTRUCTIONS)

(11) Percent of class represented by amount in row (9)      0.41%
                                                      ----------------------

(12) Type of reporting person (SEE INSTRUCTIONS)    IN-Individual
                                                ----------------------------













ITEM 1(a). NAME OF ISSUER:   AMCON Distributing Company

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

7405 Irvington Road
Omaha, Nebraska 68122

ITEM 2 (a). NAME OF PERSON FILING: Timothy R. Pestotnik

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

401 W. A Street, Suite 1600
San Diego, CA 92101

ITEM 2 (c). CITIZENSHIP:   United States

ITEM 2 (d). TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.01 per share

ITEM 2. (e). CUSIP No.: 02341Q205

ITEM 3. STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) of (C):

Not applicable

ITEM 4. OWNERSHIP:

(a)  Amount Beneficially Owned:    2,200

(b)  Percent of Class:                0.41%

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote     2,200
                                                    ---------

     (ii)  shared power to vote or to direct the vote       0
                                                      -------

     (iii) sole power to dispose or to direct the disposition of     2,200
                                                                  --------

     (iv)  shared power to dispose or to direct the disposition of       0
                                                                   -------


     INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).







ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008               /s/ Timothy R. Pestotnik
     ----------------------------     --------------------------------------
                                      (Signature)

                                      Timothy R. Pestotnik
                                      --------------------------------------
                                      (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.